January 17, 2014
BY EDGAR
United States Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Lyn Shenk

Re:	Panera Bread Company
Form 10-K for Fiscal Year Ended December 25, 2012
Filed on February 15, 2013
Form 10-Q for Fiscal Quarter Ended September 24, 2013
Filed on October 23, 2013
File No. 000-19253

Dear Ms. Shenk:

On behalf of Panera Bread Company (the “Company”), I am writing in response to comments contained in the letter dated December 18, 2013 (the “Letter”) from Lyn Shenk of the Staff (the “Staff”) of the Securities and Exchange Commission to Roger C. Matthews, Jr., the Company’s Executive Vice President and Chief Financial Officer. The responses set forth below correspond to the number of the comments and the headings used in the Letter.
Form 10-K for Fiscal Year Ended December 25, 2012
Item 8. Financial Statements and Supplementary Data
Note 2. Summary of Significant Accounting Policies
Trade Accounts Receivables, Net and Other Accounts Receivable, page 42

1.	Please tell us and disclose how you account for gift cards sold to wholesalers, including any associated commissions, discounts and fees.

Response: The Company sells gift cards through third party wholesalers and incurs incremental direct costs that approximate 10% of the face value of the gift card. Upon activation of the gift card, the Company recognizes a gift card liability for the full face value of the gift card and also records a contra liability for the corresponding direct costs which are deferred. Wholesale gift cards and their associated direct costs are

Ms. Lyn Shenk
January 17, 2014

individually tracked by the Company’s third-party gift card processor. On an individual gift card-basis, to the extent these wholesale gift cards are redeemed at a Company-owned bakery-cafe, a proportionate amount of the deferred direct costs are recognized as a reduction of revenue in the Company’s Consolidated Statements of Comprehensive Income. The Company’s accounting treatment ensures the proper matching of the direct costs that are directly related to the wholesale gift card that is being redeemed. For redemptions of gift cards at franchise-operated bakery-cafes, the Company is reimbursed by the franchisee for the corresponding direct cost through a monthly settlement process which reduces the balance of deferred direct costs on the Company’s balance sheet. The balance of these deferred direct costs and the amount reflected as a reduction of revenue in the financial statements, along with these items expressed as a percentage of the financial statement line items in which they are recorded, is summarized as follows for fiscal 2012, 2011, and 2010:

($ in 000's)	Fiscal 2012	Fiscal 2011	Fiscal 2010
Balance of deferred direct costs - end of fiscal year	$5,240	$3,634	$2,587
As a percentage of Accrued expenses	2.0%	1.6%	1.3%
Direct costs recognized	$2,413	$1,699	$1,208
As a percentage of Bakery-cafe sales, net	0.1%	0.1%	0.1%
Because these direct costs would not have been incurred but for the purchase of the related wholesale gift card, it is the Company’s policy to defer these costs consistent with ASC 605-20-25-4 and charge them as a reduction of revenue in proportion to the revenue recognized each period.
The Company will expand its summary of significant accounting policies in its future filings, beginning with the Company’s Form 10-K for the year ended December 31, 2013, to include the following additional gift card disclosure:
“Incremental direct costs related to the sale of gift cards are deferred until the associated gift card is redeemed or breakage is deemed appropriate. These deferred incremental direct costs are reflected as a reduction of the unredeemed gift card liability, net which is a component of accrued expenses in the Consolidated Balance Sheets and, when recognized, as a reduction of bakery-cafe sales, net in the Consolidated Statements of Comprehensive Income.”
Rent Expense, page 46

2.
We note the following in regard to your accounting policy for landlord allowances and incentives: “the Company records landlord allowances for structural tenant improvements as a reduction of property and equipment, net in the Consolidated Balance Sheets resulting in decreased depreciation expense over the reasonably assured lease term.” Please explain to us how your treatment complies with ASC 810-20-25-6. Note it has been staff’s position that it is not appropriate to net deferred rent against leasehold improvements in regard to operating leases. For each of the last three fiscal years, please quantify for us the gross amount of landlord allowances and incentives recognized related to structural tenant improvements, the impact on depreciation expense and where in the statement of cash flows the gross amount recognized is reported.

Response: The Company acknowledges the Staff's comment and advises the Staff that in determining its accounting policy for landlord allowances and incentives, the Company evaluated the guidance contained in the SEC Staff Letter to the Center for Public Company Audit Firms, dated February 7, 2005 (the “Staff

Ms. Lyn Shenk
January 17, 2014

Letter”), as well as the relevant guidance in ASC Topics 840-10 and 840-20, and interpretive guidance issued by the four largest accounting firms. The Staff Letter states, in relevant part, the following:
“Landlord/Tenant Incentives - The staff believes that: (a) leasehold improvements made by a lessee that are funded by landlord incentives or allowances under an operating lease should be recorded by the lessee as leasehold improvement assets and amortized over a term consistent with the guidance in item 1 above; (b) the incentives should be recorded as deferred rent and amortized as reductions to lease expense over the lease term in accordance with paragraph 15 of SFAS 13 and the response to Question 2 of FASB Technical Bulletin 88-1 (“FTB 88-1”), Issues Relating to Accounting for Leases, and therefore, the staff believes it is inappropriate to net the deferred rent against the leasehold improvements; and (c) a registrant's statement of cash flows should reflect cash received from the lessor that is accounted for as a lease incentive within operating activities and the acquisition of leasehold improvements for cash within investing activities. The staff recognizes that evaluating when improvements should be recorded as assets of the lessor or assets of the lessee may require significant judgment and factors in making that evaluation are not the subject of this letter.”
When the Company receives a cash payment from the landlord and the lease agreement does not explicitly state that the lessee is required to make the improvement, the payment is considered a lease incentive and the incentive is recorded to deferred rent consistent with ASC 840-20-25-6. The Company also advises the Staff that for certain of the Company’s bakery-cafe lease agreements, the agreement requires that the Company pay for structural improvements (i.e. leasehold improvements). In making the improvements to the leased premises, it is the Company’s policy to assess whether the improvements should be accounted for as lessor or lessee assets. The Company considers an asset to be a lessor asset if all of the following criteria are met:

•	the lease specifically requires the lessee to make the improvement;

•	the improvement is fairly generic;

•	the improvement increases the fair value of the property to the lessor; and

•	the useful life of the improvement is longer than the lease term.

If any of the above criteria are not met, the Company considers the assets to be lessee assets, which are recorded as leasehold improvements in the Consolidated Balance Sheets.
When the Company bills the landlord for reimbursement, a landlord receivable is recorded pursuant to the lease agreement, which provides for a legal right to receive construction reimbursements from the landlord either periodically during the construction period or at the completion of construction.
Payments received from the landlord to fund any portion of the cost of lessee assets are accounted for as lease incentives in accordance with ASC 840-20-25-6. Landlord allowances for structural tenant improvements determined to be lessor assets are not considered to be lease incentives in accordance with ASC 840-20-25-6 and any unreimbursed amounts due from the landlord for lessor assets as of the period end reporting date are recorded in other accounts receivable in the Consolidated Balance Sheets. The Company believes this accounting is appropriate because the assets that are subjected to this accounting treatment are the lessors’ assets, not the Company’s assets.

Ms. Lyn Shenk
January 17, 2014

Amounts received by the Company as reimbursement for lessor assets is summarized as follows for fiscal 2012, 2011, and 2010:

(in 000's)	Fiscal 2012	Fiscal 2011	Fiscal 2010
Reimbursements for lessor assets	$10,202	$7,934	$6,988
As a result of the landlord’s reimbursement for the cost of lessor assets, the Company advises the Staff that there are no lessor assets included on the Consolidated Balance Sheets and therefore there is no impact on depreciation expense reported in the Consolidated Statements of Comprehensive Income. The impact on the Consolidated Statements of Cash Flows is confined to the settlement of the landlord receivable as the amount of the period to period change in the balance of the landlord receivable is included within the operating activities section of the Consolidated Statements of Cash Flows.
The Company will revise its summary of significant accounting policies in its future filings, beginning with the Company’s Form 10-K for the year ended December 31, 2013, to include the following disclosure regarding the accounting policy for landlord allowances and incentives set forth above:
“Additionally, payments made by the Company and reimbursed by the landlord for structural tenant improvements deemed to be lessor assets have no impact on the Statements of Comprehensive Income. The Company considers structural tenant improvements to be a lessor asset if all of the following criteria are met:

•	the lease specifically requires the lessee to make the improvement;

•	the improvement is fairly generic;

•	the improvement increases the fair value of the property to the lessor; and

•	the useful life of the improvement is longer than the lease term.

The Company reports the period to period change in the landlord receivable within the operating activities section of its Consolidated Statements of Cash Flows.”
Note 18. Business Segment Information, page 64

3.
We note your statement that “The operating profit related to the sales to company-owned bakery cafes is classified as a reduction of the costs in the cost of food and paper products in the Consolidated Statements of Comprehensive Income” in regard to the fresh dough and other product operations segment. Please explain to us why your treatment is appropriate, as we would expect intercompany profit and related intercompany sales and expenses to be eliminated in consolidation in the consolidated financial statements. Tell us the amount of operating profit of the fresh dough and other product operations segment included in the consolidated statements of comprehensive income for each period presented.

Response: The cost of food and paper products set forth in the Company’s Consolidated Statements of Comprehensive Income represents the actual cost of sales made by the Company-owned bakery-cafes and does not include any intercompany sales or profit. As items are sold by the fresh dough facilities to either franchise-operated bakery-cafes or Company-owned bakery-cafes, the fresh dough facilities charge a price that includes an appropriate profit margin. However, the Company eliminates the impact of this as it relates to sales to Company-owned bakery-cafes in the Company’s Consolidated Statements of Comprehensive Income, thereby eliminating the intercompany profit. Accordingly, franchise-operated bakery-cafes and

Ms. Lyn Shenk
January 17, 2014

Company-owned bakery-cafes record a marked-up food cost from the fresh dough facilities, and the profit from the fresh dough facilities on this mark-up is netted against the bakery-cafe marked-up food cost, which results in the Company’s consolidated cost for these items.
The following table sets forth the operating profit of the fresh dough and the other product operations segment that is included in the consolidated statements for each period presented in the Company’s Form 10-K for the fiscal year ended December 25, 2012:

(in 000's)	Fiscal 2012	Fiscal 2011	Fiscal 2010
Fresh dough and other product sales to franchisees	$ 148,701	$ 136,288	$ 135,132
Fresh dough and other product cost of sales to franchisees	(131,006)	(116,267)	(110,986)
Operating profit of Fresh Dough Segment	$ 17,695	$ 20,021	$ 24,146

The Company will revise its Business Segment Information footnote disclosure for its Fresh Dough and Other Product Operations segment in its future filings, beginning with the Company’s Form 10-K for the year ended December 31, 2013, to reflect the policy set forth above so it reads as follows:
“The Fresh Dough and Other Product Operations segment supplies fresh dough, produce, tuna, cream cheese, and indirectly supplies proprietary sweet goods items through a contract manufacturing arrangement, to Company-owned and franchise-operated bakery-cafes. The fresh dough is sold to a number of both Company-owned and franchise-operated bakery-cafes at a delivered cost generally not to exceed 27 percent of the retail value of the end product. The sales and related costs to the franchise-operated bakery-cafes are separately stated line items in the Consolidated Statements of Comprehensive Income. The operating profit related to the sales to Company-owned bakery-cafes is eliminated in consolidation in the Consolidated Statements of Comprehensive Income.”
Form 10-Q for Fiscal Quarter Ended September 24, 2013
Management’s Discussion and Analysis
Comparable Net Bakery-cafe Sales, page 16

4.
Please include a discussion to accompany the table that provides investors with an understanding of the reasons for the material decreases in the amounts presented here. Address any known trend that such decreases may represent and the associated impact on future results, as appropriate. Provide us with a copy of your intended disclosure.

Response: In response to the Staff’s comment, the Company has included below a discussion of the table of comparable net bakery-cafe sales growth for the 13 weeks and 39 weeks ended September 24, 2013 that is set forth in the Company’s Form 10-Q for the quarter ended September 24, 2013. The Company advises the Staff that it previously disclosed this information in its press release dated October 22, 2013 announcing the Company's financial results for the fiscal third quarter ended September 24, 2013 and during its conference call regarding the Company's financial results for the third quarter fiscal 2013 held on October 23, 2013. The Company will include comparable disclosure in future filings.
The Company believes the reduced growth in comparable net bakery-cafe sales for the 13 weeks and 39 weeks ended September 24, 2013 as compared to the comparable periods in the prior fiscal year resulted from a combination of several factors, including a reduction in transaction growth and modest increases in

Ms. Lyn Shenk
January 17, 2014

price and mix growth. In particular, transaction growth declined as compared to the comparable periods in the prior fiscal year due to a variety of factors, including but not limited to intensified competition, operational issues impacting the customer experience, and a continued challenging consumer environment. Price growth was modest compared to the comparable periods in the prior fiscal year due to lower commodity inflation. Mix growth was modest as compared to the comparable periods in the prior fiscal year due, in part, to slower catering sales growth in the current year.
Liquidity and Capital Resources
Operating Activities, page 22

5.
We note that cash flows provided by operating activities decreased by approximately $8 million in the current year period compared to the corresponding prior year period. From the cash flow statement it appears there was a favorable change in “prepaid expenses and other” of approximately $17 million and an unfavorable change in “accrued expenses” of approximately $74 million that contributed to the variance in operating cash flows. Please provide an analysis of the factors associated with these changes and how they directly affected your cash provided by operations. Discuss any other material items and their underlying factors directly contributing to your operating cash flows and the variance therein. Provide us with a copy of your intended disclosure.

Response: In response to the Staff’s comment, the Company has included below an analysis of the factors associated with the changes in prepaid expenses and accrued expenses for the 39 weeks ended September 24, 2013 and September 25, 2012 that is set forth in the Company’s Form 10-Q for the quarter ended September 24, 2013. The Company will include comparable disclosure in its future filings.
For the 39 weeks ended September 24, 2013, cash provided by operating activities decreased $8.0 million from the 39 weeks ended September 25, 2012 primarily due to the decrease in accrued expenses partially offset by higher earnings and a decrease in prepaid expenses for the 39 weeks ended September 24, 2013. The decrease in accrued expenses during the 39 weeks ended September 24, 2013 was primarily due to a decrease in the balance of outstanding gift cards resulting from redemption activity and a decrease in bonus accruals. The increase in accrued expenses during the 39 weeks ended September 25, 2012 was primarily due to the timing of income tax payments and an increase in bonus accruals, partially offset by a decrease in the balance of outstanding gift cards resulting from redemption activity. Prepaid expenses increased during the 39 weeks ended September 24, 2013 and decreased during the 39 weeks ended September 25, 2012 primarily due to the timing of rent and insurance prepayments.
* * *
As requested in the Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Lyn Shenk
January 17, 2014

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone me at (314) 984-4920 or David Westenberg of WilmerHale, the Company’s outside counsel, at (617) 526-6626.
Very truly yours,
/s/ Roger C. Matthews, Jr.
Roger C. Matthews, Jr.
Executive Vice President & Chief Financial Officer
Panera Bread Company

cc: David Westenberg, WilmerHale